UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 29, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt information for the second quarter of 2026, published today by the registrant, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 1
UBS Group AG consolidated capital instruments and
TLAC-eligible senior unsecured debt
Second quarter of 2026
This document
provides information
about the
treatment of
capital instruments and
other instruments
contributing to
the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB)
framework as of 30 June 2026.
Information
about
the
Swiss
SRB
capital
framework
and
about
Swiss
SRB
going
and
gone
concern
requirements
is
provided in the
“Capital, liquidity and
funding, and balance
sheet” section of
the UBS Group
Annual Report 2025,
which
is available under “Annual reporting” at ubs.com/investors .

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 2
Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.26
Amount eligible for
the gone concern
requirement
as of 30.6.26 Maturity date
First optional call
date
Additional tier 1 capital
1 UBS Group AG
5
CH0558521263 29.7.20 USD 750
0
Perpetual 29.7.26
2 UBS Group AG 144A: US902613AD01
RegS: USH42097CB19
10.2.21 USD 1,500
1,284
Perpetual 10.2.31
3 UBS Group AG 144A: US902613AJ70
RegS: USH42097CS44
12.1.22 USD 1,500
1,473
Perpetual 12.2.27
4 UBS Group AG CH1160680174 16.2.22 CHF 265
329
Perpetual 16.2.27
5 UBS Group AG, Switzerland, or employing subsidiaries
6
18.2.22 USD 440
440
Perpetual 1.3.27
6 UBS Group AG, Switzerland, or employing subsidiaries
6
17.2.23 USD 413
413
Perpetual 1.3.28
7 UBS Group AG 144A: US902613BF40
RegS: USH42097ES26
13.11.23 USD 1,750
1,760
Perpetual 13.11.28
8 UBS Group AG 144A: US902613BE74
RegS: USH42097ER43
13.11.23 USD 1,750
1,760
Perpetual 13.11.33
9 UBS Group AG 144A: US902613BK35
RegS: USH42097EW38
12.2.24 USD 1,000
984
Perpetual 12.4.31
10 UBS Group AG, Switzerland, or employing subsidiaries
6
16.2.24 USD 526
526
Perpetual 1.3.29
11 UBS Group AG CH1325807860 21.2.24 SGD 650
517
Perpetual 21.8.29
12 UBS Group AG CH1357852636 24.6.24 SGD 675
540
Perpetual 21.12.29
13 UBS Group AG 144A: US902613BN73
RegS: USH42097EZ68
10.9.24 USD 1,500
1,470
Perpetual 10.9.29
14 UBS Group AG 144A: US225401BH08
RegS: USH42097FA09
10.2.25 USD 1,500
1,502
Perpetual 10.2.30
15 UBS Group AG 144A: US225401BJ63
RegS: USH42097FB81
10.2.25 USD 1,500
1,491
Perpetual 10.8.34
16 UBS Group AG, Switzerland, or employing subsidiaries
6
21.2.25 USD 549
549
Perpetual 1.3.30
17 UBS Group AG 144A: US902613BR87
RegS: USH42097FE21
5.8.25 USD 750
738
Perpetual 5.8.30
18 UBS Group AG 144A: US902613BS60
RegS: USH42097FF95
5.8.25 USD 1,250
1,235
Perpetual 5.2.35
19 UBS Group AG CH1485827070 29.9.25 AUD 1,250
813
Perpetual 29.9.30
20 UBS Group AG 144A: US902613BW72
RegS: USH42097FQ50
8.1.26 USD 1,500
1,477
Perpetual 8.1.36
21 UBS Group AG 144A: US902613BV99
RegS: USH42097FP77
8.1.26 USD 1,500
1,468
Perpetual 8.1.31
22 UBS Group AG CH1522231294 13.2.26 AUD 1,000
690
Perpetual 13.8.32
23 UBS Group AG, Switzerland, or employing subsidiaries
6
19.2.26 USD 564
564
Perpetual 1.3.31
24 UBS Group AG 144A: US902613BX55
RegS: USH42097FV46
5.6.26 USD 1,500
1,491
Perpetual 5.6.32
Total high-trigger loss-absorbing additional tier 1 capital
23,513
Total additional tier 1 capital
23,513

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 3
Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.26
Amount eligible for
the gone concern
requirement
as of 30.6.26 Maturity date
First optional call
date
Tier 2 capital
1 UBS AG, Stamford branch
7
US870845AC84 3.9.96 USD 218
0
1.9.26
2 UBS AG, London branch
8
XS0102733317 15.10.99 EUR 25
0
15.10.29
3 UBS AG, London branch
8
XS0102733408 15.10.99 EUR 25
0
15.10.29
4 UBS AG, London branch
8
XS0104830772 1.12.99 USD 80
0
3.1.28
5 UBS AG, London branch
8
XS0105838964 23.12.99 USD 19
0
30.12.27
6 UBS AG, London branch
8
XS0105839269 23.12.99 USD 46
0
30.12.26
Total non-Basel III-compliant tier 2 capital
0
Total tier 2 capital
0

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 4
Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.26
Amount eligible for
the gone concern
requirement
as of 30.6.26 Maturity date
First optional call
date
TLAC-eligible senior unsecured debt
1 UBS Group AG
9
SEC: US902613AY48
144A: US902613AZ13
RegS: USH42097EH60
21.5.15 USD 2,000
1,520
15.5.45
2 UBS Group AG 144A: US225401AC20
RegS: USH3698DAR55
9.1.17 USD 2,250
2,211
9.1.28 9.1.27
3 UBS Group AG 144A: US90352JAC71
RegS: USH4209UAC02
23.3.17 USD 2,000
1,948
23.3.28 23.3.27
4 UBS Group AG CH0385997058 27.10.17 JPY 8,300
51
27.10.27 27.10.26
5 UBS Group AG CH0385997066 27.10.17 JPY 10,000
52
27.10.33 27.10.32
6 UBS Group AG 144A: US225401AF50
RegS: USH3698DBM59
12.1.18 USD 2,000
1,926
12.1.29 12.1.28
7 UBS Group AG CH0406415312 29.3.18 USD 442.2
10
270
11
29.3.48 29.3.23
8 UBS Group AG CH0419042517 29.6.18 USD 214.3
10
140
11
29.6.48 29.6.23
9 UBS Group AG CH0406415296 11.7.18 EUR 100
97
11
4.7.34 11.7.28
10 UBS Group AG CH0428194218 31.8.18 USD 278.5
10
181
11
31.8.48 31.8.23
11 UBS Group AG CH0438965599 26.10.18 USD 149.3
10
102
11
26.10.48 26.10.23
12 UBS Group AG CH0445624999 9.11.18 JPY 20,000
121
9.11.28 9.11.27
13 UBS Group AG CH0449619078 27.12.18 USD 148.5
10
102
11
27.12.48 27.12.23
14 UBS Group AG CH0449619094 30.1.19 USD 176.7
10
121
11
30.1.49 30.1.24
15 UBS Group AG CH0457206792 30.1.19 USD 176.7
10
121
11
30.1.49 30.1.24
16 UBS Group AG CH0457206834 30.1.19 USD 146.7
10
99
11
30.1.49 30.1.24
17 UBS Group AG CH0474977748 29.5.19 USD 180
10
109
11
29.5.49 29.5.24
18 UBS Group AG CH0483180912 11.6.19 EUR 100
101
11
11.3.30 11.3.29
19 UBS Group AG CH0483180987 27.6.19 USD 177
10
102
11
27.6.49 27.6.24
20 UBS Group AG 144A: US902613AA61
RegS: USH42097AZ05
13.8.19 USD 1,500
1,380
13.8.30 13.8.29
21 UBS Group AG CH0494734418 10.9.19 EUR 1,000
1,011
10.9.29
22 UBS Group AG CH0506668844 4.11.19 USD 179.4
10
106
11
4.11.49 4.11.22
23 UBS Group AG CH0517825276 14.1.20 EUR 1,250
1,399
14.1.28 14.1.27
24 UBS Group AG CH0511762046 31.1.20 USD 356.9
10
124
11
31.1.60 31.1.25
25 UBS Group AG CH0521617321 4.3.20 USD 150.1
10
90
11
4.3.50 4.3.25
26 UBS Group AG 144A: US225401AP33
RegS: USH3698DCW23
1.4.20 USD 3,000
2,751
1.4.31 1.4.30
27 UBS Group AG CH0535271214 14.4.20 USD 255.2
10
132
11
14.4.50 14.4.25
28 UBS Group AG CH0547243250 22.5.20 USD 123.4
10
61
11
22.5.50 22.5.25
29 UBS Group AG CH0543827189 27.5.20 USD 616.6
10
307
11
27.5.50 27.5.25
30 UBS Group AG CH0550413337 9.6.20 GBP 750
954
9.6.28 9.6.27
31 UBS Group AG CH0558521271 18.8.20 AUD 41.6
10
20
11
18.8.35 18.8.30
32 UBS Group AG CH0561923860 22.9.20 USD 64.5
10
33
11
22.9.50 22.9.23

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 5
Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.26
Amount eligible for
the gone concern
requirement
as of 30.6.26 Maturity date
First optional call
date
33 UBS Group AG CH0576402181 5.11.20 EUR 1,500
1,633
5.11.28 5.11.27
34 UBS Group AG CH0579132942 24.11.20 USD 40
31
11
24.11.35 24.11.23
35 UBS Group AG CH0581183594 3.12.20 AUD 45
23
11
3.12.35 3.12.23
36 UBS Group AG CH0587372951 12.1.21 USD 115.7
10
62
11
12.1.51 12.1.26
37 UBS Group AG CH0591979627 18.1.21 EUR 1,500
1,337
18.1.33
38 UBS Group AG CH0588488863 29.1.21 USD 383.2
10
212
11
29.1.51 29.1.26
39 UBS Group AG 144A: US902613AE83
RegS: USH42097CC91
11.2.21 USD 2,000
1,732
11.2.32 11.2.31
40 UBS Group AG CH0595205524 24.2.21 EUR 1,000
1,085
24.2.28
41 UBS Group AG CH0595205532 24.2.21 EUR 1,250
1,185
24.2.33
42 UBS Group AG CH0598928718 24.2.21 CHF 360
427
24.8.29 24.8.28
43 UBS Group AG US902613AF58 25.2.21 USD 25
20
11
25.2.36 25.2.24
44 UBS Group AG CH0595205490 26.2.21 USD 199.1
10
114
11
26.2.51 26.2.26
45 UBS Group AG CH0595205508 26.2.21 AUD 105.4
10
39
11
26.2.51 26.2.26
46 UBS Group AG CH0598928734 4.3.21 USD 40
32
11
4.3.36 4.3.24
47 UBS Group AG 144A: US225401AU28
RegS: USH3698DDH47
14.5.21 USD 3,250
2,792
14.5.32 14.5.31
48 UBS Group AG CH1112455774 26.5.21 USD 315.8
10
191
11
26.5.51 26.5.26
49 UBS Group AG 144A: US902613AH15
RegS: USH42097CM73
10.8.21 USD 2,000
1,987
10.8.27 10.8.26
50 UBS Group AG CH1142231690 3.11.21 EUR 1,250
1,238
3.11.31
51 UBS Group AG CH1142231708 3.11.21 GBP 400
490
3.11.29 3.11.28
52 UBS Group AG CH1145096165 9.11.21 CHF 440
536
9.11.28 9.11.27
53 UBS Group AG CH1142754311 15.11.21 GBP 450
544
15.11.29 15.11.28
54 UBS Group AG 144A: US902613AK44
RegS: USH42097CT27
11.1.22 USD 1,500
1,298
11.2.33 11.2.32
55 UBS Group AG 144A: US902613AL27
RegS: USH42097CU99
11.1.22 USD 1,500
1,059
11.2.43 11.2.42
56 UBS Group AG CH1174335740 24.3.22 EUR 1,500
1,588
2.4.32 2.4.31
57 UBS Group AG CH1175016083 25.3.22 AUD 42.2
10
27
11
25.3.32 25.3.25
58 UBS Group AG CH1167887269 29.3.22 USD 94.6
10
57
11
29.3.47 29.3.27
59 UBS Group AG CH1174335773 4.4.22 JPY 5,000
30
11
4.4.28 4.4.26
60 UBS Group AG 144A: US902613AP31
RegS: USH42097DB00
12.5.22 USD 1,200
1,188
12.5.28 12.5.27
61 UBS Group AG CH1182086871 16.5.22 EUR 45
46
11
17.5.37 16.5.27
62 UBS Group AG CH1187520452 18.5.22 AUD 69.4
10
42
11
18.5.37 18.5.25
63 UBS Group AG CH1194000357 15.6.22 EUR 1,000
1,111
15.6.30 15.6.29
64 UBS Group AG CH1195555425 22.6.22 EUR 25
24
11
22.6.42 22.6.29
65 UBS Group AG 144A: US902613AS79
RegS: USH42097DK09
5.8.22 USD 1,750
1,748
5.8.27 5.8.26

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 6
Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.26
Amount eligible for
the gone concern
requirement
as of 30.6.26 Maturity date
First optional call
date
66 UBS Group AG 144A: US902613AT52
RegS: USH42097DL81
5.8.22 USD 1,500
1,380
5.8.33 5.8.32
67 UBS Group AG 144A: US225401AV01
RegS: USH3698DDN15
12.8.22 USD 697.112
697
11.8.28 11.8.27
68 UBS Group AG 144A: US225401AZ15
RegS: USH3698DDS02
12.8.22 USD 758.727
755
12.8.33 12.8.32
69 UBS Group AG CH1204175116 16.8.22 EUR 35
10
29
11
16.8.52 16.8.32
70 UBS Group AG CH1211713180 7.9.22 GBP 750
988
30.9.27 30.9.26
71 UBS Group AG CH1211713198 7.9.22 GBP 750
1,025
7.9.33 7.9.32
72 UBS Group AG CH1210198151 8.9.22 EUR 37
38
11
8.9.42 8.9.32
73 UBS Group AG CH1212189141 15.9.22 EUR 120
129
11
15.9.37 15.9.34
74 UBS Group AG CH1213243889 21.9.22 EUR 30
34
11
21.9.32 21.9.27
75 UBS Group AG CH1213243905 28.9.22 JPY 10,000
39
11
28.9.42
76 UBS Group AG CH1214797172 14.11.22 EUR 2,054.596
2,477
1.3.29 1.3.28
77 UBS Group AG 144A: US225401BB38
RegS: USH3698DDW14
14.11.22 USD 834.235
941
15.11.33 15.11.32
78 UBS Group AG CH1236363391 11.1.23 EUR 1,000
1,146
11.1.31 11.1.30
79 UBS Group AG 144A: US902613AV09
RegS: USH42097DT18
12.1.23 USD 2,250
2,192
12.1.34 12.1.33
80 UBS Group AG CH1242301294 16.1.23 EUR 42
45
11
16.1.43 16.1.33
81 UBS Group AG CH1244731779 15.2.23 EUR 90
100
11
15.2.38 15.2.33
82 UBS Group AG CH1244731787 17.2.23 EUR 35
10
37
11
17.2.43 17.2.33
83 UBS Group AG CH1255915022 16.3.23 AUD 40
26
11
16.3.38 16.3.30
84 UBS Group AG CH1248666922 16.3.23 JPY 10,000
56
16.3.33
85 UBS Group AG CH1255915006 17.3.23 EUR 1,046
1,193
17.3.28 17.3.27
86 UBS Group AG CH1255915014 17.3.23 EUR 977
1,148
17.3.32 17.3.31
87 UBS Group AG CH1255915030 17.3.23 AUD 61
10
38
11
17.3.38 17.3.26
88 UBS Group AG CH1253456094 21.3.23 AUD 200
137
11
21.3.33 21.3.26
89 UBS Group AG CH1277240953 29.6.23 EUR 25
27
11
29.6.43 29.6.33
90 UBS Group AG CH1277240961 30.6.23 EUR 50
54
11
30.6.43 30.6.31
91 UBS Group AG 144A: US225401BC11
RegS: USH42097EL72
22.9.23 USD 1,250
1,254
22.12.27 22.12.26
92 UBS Group AG 144A: US225401BE76
RegS: USH42097EN39
22.9.23 USD 1,500
1,500
22.9.29 22.9.28
93 UBS Group AG 144A: US225401BG25
RegS: USH42097EQ69
22.9.23 USD 1,750
1,766
22.9.34 22.9.33
94 UBS Group AG CH1305916756 21.11.23 EUR 92.2
10
104
11
21.11.38 21.11.30
95 UBS Group AG CH1305916798 30.11.23 EUR 25
29
11
30.11.38 30.11.32
96 UBS Group AG CH1305916806 30.11.23 EUR 60
69
11
30.11.38 30.11.30
97 UBS Group AG CH1305916822 7.12.23 AUD 58.1
10
35
11
7.12.53 7.12.26
98 UBS Group AG CH1305916863 15.12.23 CHF 42.6
10
53
11
30.6.34

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 7
Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.26
Amount eligible for
the gone concern
requirement
as of 30.6.26 Maturity date
First optional call
date
99 UBS Group AG 144A: US902613BJ61
RegS: USH42097EV54
8.1.24 USD 1,750
1,735
8.2.30 8.2.29
100 UBS Group AG 144A: US902613BH06
RegS: USH42097EU71
8.1.24 USD 2,250
2,186
8.2.35 8.2.34
101 UBS Group AG CH1305916897 9.1.24 EUR 1,250
1,405
9.6.33 9.6.32
102 UBS Group AG CH1314941464 17.1.24 EUR 50
56
11
17.1.44 17.1.29
103 UBS Group AG CH1331113543 13.3.24 EUR 25
27
11
13.3.44 13.3.32
104 UBS Group AG CH1331113600 15.4.24 USD 40.2
10
40
11
15.4.29 15.4.27
105 UBS Group AG 144A: US902613BL18
RegS: USH42097EX11
13.5.24 USD 1,750
1,765
13.9.30 13.9.29
106 UBS Group AG CH1348614079 21.5.24 EUR 50
55
11
21.5.34
107 UBS Group AG CH1348614152 22.5.24 CHF 335
428
22.5.30 22.5.29
108 UBS Group AG CH1348614095 23.5.24 EUR 27.7
10
31
11
23.5.44 23.5.29
109 UBS Group AG CH1353257855 14.6.24 EUR 70
79
11
14.6.44 14.6.27
110 UBS Group AG CH1357852727 16.7.24 USD 28.2
10
27
11
16.7.39 16.7.29
111 UBS Group AG CH1357852743 23.7.24 USD 84.7
10
83
11
23.1.32 23.1.31
112 UBS Group AG CH1357852719 25.7.24 JPY 4,100
19
11
25.7.54 25.7.29
113 UBS Group AG CH1357852768 30.7.24 EUR 25
30
11
30.7.31 30.7.27
114 UBS Group AG CH1357852776 30.7.24 EUR 35
41
11
30.7.36 30.7.27
115 UBS Group AG 144A: US902613BM90
RegS: USH42097EY93
6.9.24 USD 1,500
1,337
6.9.45 6.9.44
116 UBS Group AG CH1377443820 20.9.24 USD 50
49
11
20.9.34 20.9.30
117 UBS Group AG CH1377443861 26.9.24 EUR 43
46
11
26.9.44 26.9.34
118 UBS Group AG CH1380011366 6.11.24 USD 54.4
10
54
11
6.11.31 6.11.27
119 UBS Group AG CH1390516966 13.11.24 USD 43.5
10
43
11
13.11.31 13.11.28
120 UBS Group AG CH1390516974 19.11.24 USD 32.7
10
33
11
19.11.31 19.11.27
121 UBS Group AG CH1396329794 22.11.24 USD 54.3
10
54
11
22.11.30 22.11.28
122 UBS Group AG CH1396329828 3.12.24 USD 32.5
10
32
11
3.12.30 3.12.27
123 UBS Group AG CH1414003454 12.2.25 EUR 1,250
1,408
12.2.30 12.2.29
124 UBS Group AG CH1414003462 12.2.25 EUR 1,500
1,662
12.2.34 12.2.33
125 UBS Group AG CH1414003538 21.2.25 USD 37.8
10
35
11
21.2.55 21.2.28
126 UBS Group AG CH1414003553 24.2.25 EUR 30
33
11
24.2.40 24.2.30
127 UBS Group AG CH1414003579 3.3.25 EUR 33.5
37
11
3.3.40 3.3.28
128 UBS Group AG CH1428866979 14.3.25 AUD 47.5
10
29
11
14.3.45 14.3.30
129 UBS Group AG CH1428866995 14.3.25 EUR 50
56
11
14.3.35 14.3.30
130 UBS Group AG CH1428867118 3.4.25 CNY 207.6
10
31
11
3.4.30 3.4.28
131 UBS Group AG CH1428867159 10.4.25 USD 53.2
10
53
11
10.4.31 10.4.28
132 UBS Group AG CH1433241101 10.4.25 USD 53.3
10
53
11
10.4.32 10.4.28

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 8
Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.26
Amount eligible for
the gone concern
requirement
as of 30.6.26 Maturity date
First optional call
date
133 UBS Group AG CH1433241127 11.4.25 USD 42.5
10
41
11
11.4.32 11.4.28
134 UBS Group AG 144A: US902613BQ05
RegS: USH42097FD48
9.5.25 USD 1,750
1,726
9.5.36 9.5.35
135 UBS Group AG CH1433241192 12.5.25 EUR 1,250
1,427
12.5.29 12.5.28
136 UBS Group AG CH1433241259 21.5.25 EUR 25
28
11
21.5.40
137 UBS Group AG CH1433241242 22.5.25 EUR 31
34
11
22.5.37 22.5.28
138 UBS Group AG CH1449583652 30.5.25 EUR 22.5
22
11
30.5.40
139 UBS Group AG CH1454185856 24.6.25 EUR 47.6
52
11
24.6.37 24.6.28
140 UBS Group AG CH1454185864 26.6.25 USD 26.1
10
26
11
26.6.28
141 UBS Group AG CH1454185898 26.6.25 USD 31.6
10
31
11
26.6.31 26.6.28
142 UBS Group AG CH1454185963 7.7.25 CNY 600
89
11
7.7.30 7.7.28
143 UBS Group AG CH1462229860 8.7.25 CNY 600
89
11
8.7.30 8.7.28
144 UBS Group AG CH1462229977 8.8.25 USD 41.8
10
41
11
8.8.32 8.8.28
145 UBS Group AG CH1462230025 11.8.25 CNY 200
30
11
11.8.30 11.8.28
146 UBS Group AG CH1462230017 11.8.25 CNY 200
30
11
11.8.30 11.8.28
147 UBS Group AG CH1462230009 11.8.25 CNY 200
30
11
11.8.30 11.8.28
148 UBS Group AG CH1462229993 11.8.25 CNY 286
43
11
11.8.30 11.8.28
149 UBS Group AG CH1462229985 11.8.25 CNY 1,094
165
11
11.8.30 11.8.28
150 UBS Group AG CH1474856957 11.8.25 EUR 750
844
11.8.31 11.8.30
151 UBS Group AG CH1474856965 11.8.25 EUR 1,250
1,400
11.8.36 11.8.35
152 UBS Group AG CH1474856999 14.8.25 USD 26.1
10
25
11
14.8.33 14.8.28
153 UBS Group AG CH1474857088 4.9.25 EUR 28
31
11
4.9.45 4.9.35
154 UBS Group AG CH1478430825 10.9.25 USD 25
26
11
10.9.32 10.9.30
155 UBS Group AG 144A: US225401BP24
RegS: USH42097FL63
23.9.25 USD 1,750
1,695
23.3.37 23.3.36
156 UBS Group AG 144A: US225401BK37
RegS: USH42097FG78
23.9.25 USD 1,250
1,227
23.12.29 23.12.28
157 UBS Group AG 144A: US225401BM92
RegS: USH42097FJ18
23.9.25 USD 1,000
974
23.9.31 23.9.30
158 UBS Group AG 144A: US225401BL10
RegS: USH42097FH51
23.9.25 USD 700
700
Interest Payment Date
falling in or nearest to
December 2029
Interest Payment
Date falling in or
nearest to
December 2028
159 UBS Group AG 144A: US225401BN75
RegS: USH42097FK80
23.9.25 USD 300
300
Interest Payment Date
falling in or nearest to
September 2031
Interest Payment
Date falling in or
nearest to
September 2030
160 UBS Group AG CH1485827039 24.9.25 CNY 183.5
10
27
11
24.9.30 24.9.28
161 UBS Group AG 144A: US902613BT44
RegS: USH42097FM47
6.11.25 USD 2,000
1,955
Interest Payment Date
falling in or nearest to
November 2033
6.11.32
162 UBS Group AG 144A: US902613BU17
RegS: USH42097FN20
6.11.25 USD 1,250
1,210
6.5.47 6.5.46
163 UBS Group AG CH1494626273 13.11.25 USD 25.7
10
25
11
13.11.32 13.11.28
164 UBS Group AG CH1494626281 13.11.25 USD 25.8
10
24
11
13.11.35 13.11.28

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 9
Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2026
1,2
USD m, except where indicated
Swiss SRB
Going concern Gone concern
3, 4
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.26
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.26
Amount eligible for
the gone concern
requirement
as of 30.6.26 Maturity date
First optional call
date
165 UBS Group AG CH1512676888 13.1.26 EUR 1,500
1,694
13.2.31 13.2.30
166 UBS Group AG CH1512676896 13.1.26 EUR 1,500
1,702
13.1.37 13.1.36
167 UBS Group AG CH1512676946 20.1.26 EUR 42.1
48
11
20.1.38 20.1.29
168 UBS Group AG 144A: US225401BQ07
RegS: USH42097FR34
10.2.26 USD 500
499
10.4.30 Interest Payment
Date falling in or
nearest to April
2029
169 UBS Group AG 144A: US225401BR89
RegS: USH42097FS17
10.2.26 USD 2,000
1,967
10.4.30 10.4.29
170 UBS Group AG 144A: US225401BS62
RegS: USH42097FT99
10.2.26 USD 1,250
1,227
10.8.32 10.8.31
171 UBS Group AG 144A: US225401BT46
RegS: USH42097FU62
10.2.26 USD 1,500
1,463
10.8.37 10.8.36
172 UBS Group AG CH1522231237 11.2.26 USD 30.6
10
30
11
11.2.33 11.8.30
173 UBS Group AG CH1522231286 13.2.26 USD 26
26
11
13.2.31 13.2.29
174 UBS Group AG CH1522231344 25.2.26 USD 26
26
11
25.2.33 Interest Payment
Date falling in or
nearest to
February 2031
175 UBS Group AG CH1533150996 27.2.26 EUR 35
38
11
27.2.46 27.2.34
176 UBS Group AG CH1533151093 20.3.26 EUR 25
28
11
20.3.46 20.3.38
177 UBS Group AG CH1540977258 2.4.26 EUR 52
59
11
2.4.38 2.4.30
178 UBS Group AG CH1552014222 13.5.26 EUR 25
28
11
13.5.42 13.5.41
179 UBS Group AG CH1552014305 15.5.26 EUR 45
51
11
15.5.38 15.5.30
180 UBS Group AG CH1552014214 15.5.26 AUD 45.4
10
30
11
15.5.46 15.5.29
181 UBS Group AG CH1552014339 21.5.26 EUR 23
26
11
21.5.34 21.5.29
182 UBS Group AG CH1564488638 2.6.26 EUR 24
27
11
2.6.36 2.6.29
183 UBS Group AG CH1571219273 24.6.26 EUR 25
28
11
24.6.41 24.6.29
184 UBS Group AG CH1571219265 29.6.26 EUR 22
10
25
11
29.6.34 29.6.31
Total TLAC-eligible senior unsecured debt
97,651
1 Refer to “Capital and total loss-absorbing capacity instruments” under “Bondholder information” at ubs.com/investors for more information about the key features and the terms and conditions of the instruments included in the table above. Instruments are listed according to their issuance date.
2 On 12 June 2023,
Credit Suisse Group AG merged with and into UBS Group AG, and its obligations under its outstanding debt securities became obligations of UBS Group AG.
3 Instruments available to meet gone concern requirements remain eligible until one year before maturity.
4 Includes only outstanding tier 2 and TLAC-eligible
capital instruments and does not include the add-back
of 45% of unrealized gains from financial assets
measured at fair value through other comprehensive
income that qualify as gone concern capital.
5 On 23 June 2026, UBS Group AG announced
that it intends to redeem the instrument on 29
July 2026, the first
call date. This instrument
ceased to be eligible as high-trigger
loss-absorbing additional tier 1 capital
when the call was announced.
6 Relates to Deferred Contingent Capital Plan
awards.
7 Non-Basel III-compliant tier 2 capital
instruments issued by UBS AG
qualify as gone concern instruments.
8 Non-Basel III-
compliant tier 2 capital instruments originally issued by
Credit Suisse AG do not qualify as gone
concern instruments.
9 The ISINs for this instrument
have changed compared with those from original issuance.
10 Information corresponds to the amortized face
amount as of 30 June 2026 and therefore includes
the
applicable accrual yield and, if applicable, the issue price discount, with the numbers being rounded to one decimal place.
11 The eligible amounts presented are adjusted for own-credit-related gains / losses.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt 10
Cautionary statement |
This report and the
information contained herein
are provided solely for
information purposes and
are not to
be construed as
solicitation
of an offer to buy or sell any
securities or other financial instruments in Switzerland, the United
States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group
AG, UBS AG or their affiliates should be made on
the basis of this report. Refer to UBS’s most
recent annual report on
Form 20- F,
quarterly reports and
other information furnished
to or filed
with the US
Securities and Exchange
Commission (the SEC)
on Form 6-K,
available at
ubs.com/investors
, for additional information.
Rounding |
Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes
disclosed in text and
tables are calculated
on the basis of
unrounded figures. Absolute
changes between reporting
periods disclosed in the
text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally
indicate non-applicability or that
presentation of any content
would not be meaningful or
that information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
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In this report, any
website addresses are provided
solely for information
and are not intended
to be active
links. UBS does
not incorporate the
contents
of any such websites into this report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: /s/ David Kelly
Name:
David Kelly
Title:
Managing Director
By: /s/ Ella Copetti-Campi
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
July 29, 2026